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02006522

S ... MMISSION

SEC FILE NUMBER
8-51051

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III



FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

LibertyView Alternative Asset Management Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street No. 3700
(No. and Street)

Jersey City	New Jersey	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George T. Hartigan — (201) 369-7322
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	New York	New York	10105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



LibertyView Alternative Asset Management Inc.
THE CPR GROUP

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes Subordinated Liabilities.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemptive Provision under Rule 15c3-3.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of
LibertyView Alternative Asset Management Inc.:

We have audited the accompanying statement of financial condition of LibertyView Alternative Asset Management Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LibertyView Alternative Asset Management Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 4, 2002

LIBERTYVIEW ALTERNATIVE ASSET MANAGEMENT INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS:	
Cash and cash equivalents	$ 60,590
Other	15,105
Total assets	75,695

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Income taxes payable	600
Accrued expenses and other liabilities	24,997
Total liabilities	25,597
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 1,000 shares authorized, 1,000 issued and outstanding	10
Paid-in capital	34,990
Retained earnings	15,098
Total stockholder's equity	50,098
Total liabilities and stockholder's equity	$ 75,695

The accompanying notes are an integral part of this statement.

LIBERTYVIEW ALTERNATIVE ASSET MANAGEMENT INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

LibertyView Alternative Asset Management Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was incorporated on May 13, 1998 as CPR Securities Inc. and commenced operations in January 1999. In October 1999 the Company changed its name from CPR Securities to LibertyView Alternative Asset Management Inc. The CPR Group (the "Parent") owns 100% of the common stock of the Company. The Company is exempt from the Securities and Exchange Commission ("SEC") rule 15c3-3 pursuant to provision (k)(1) of such rule.

The Company's sole business purpose is to market the funds managed by LibertyView Capital Management Inc. (an affiliate of the Company).

2. SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statement of financial condition, the Company considers money market accounts and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results may vary from these estimates.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company charges affiliates for marketing services performed. As part of a service agreement entered into between the Company and CPR (USA) Inc., an affiliate, CPR (USA) Inc. pays certain expenses of the Company. The Company pays an administrative fee to CPR (USA) Inc. for its services referred to above and for the use of fixed assets and office space.

4. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company is required to maintain minimum net capital of one-fifteenth of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2001, the Company had aggregate indebtedness of $25,597 and net capital of $34,993, which exceeded the required minimum by $29,993.

LIBERTYVIEW ALTERNATIVE ASSET MANAGEMENT INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

5. INCOME TAXES

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of items that have been recognized in the financial statements.

SFAS No. 109 requires the recognition of deferred tax assets unless it is more likely than not that such assets will not be realized. As of December 31, 2001 the Company had no deferred tax assets or deferred tax liabilities.

6. NEW ACCOUNTING PRONOUCEMENT

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets. SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the implementation of SFAS No. 144 will have a material impact on the financial statements.



SUPPLEMENTARY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL PURSUANT TO SEC RULE 17a-5

To the Stockholder and the Board of Directors of
LibertyView Alternative Asset Management Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of LibertyView Alternative Asset Management Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Arthur Andersen LLP

New York, New York
February 4, 2002


ANDERSEN

February 26, 2002

Arthur Andersen LLP
1345 Avenue of the Americas
New York NY 10105-0032
www.andersen.com

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


FEB 27 2002
340
WASH, D.C.

Re: Libertyview Alternative Asset Management Inc.

Dear Sir or Madam:

Pursuant to the Securities Exchange Commission Rule 17A-5, we are pleased to enclose the following:

1. Two copies of the Financial Statements and Supplementary Schedules of Libertyview Alternative Asset Management Inc. (filed as confidential information) as of December 31, 2001, together with our report thereon.

2. Two copies of the Statement of Financial Condition of Libertyview Alternative Asset Management Inc. (filed as public information) as of December 31, 2001, together with our report thereon.

Please acknowledge receipt of this letter by signing and dating the enclosed copy of this letter and returning it to us for our records. A self-addressed stamped envelope is enclosed.

Very truly yours,

Christopher A. Marino

Enclosures


ANDERSEN

LIBERTYVIEW ALTERNATIVE ASSET MANAGEMENT INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
TOGETHER WITH AUDITORS' REPORT